EILENBERG & KRAUSE LLP

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NEW YORK, NEW YORK 10017

TELEPHONE: (212) 986-9700

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December 14, 2005

Ms. Peggy A. Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tower Semiconductor Ltd. Amendment No. 5 on Form F-1 to Registration Statement on Form F-2 Filed December 8, 2005 File No. 333-126909

Dear Ms. Fisher:

        This letter is submitted on behalf of Tower Semiconductor Ltd. (“Tower” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding Amendment No. 5 on Form F-1 to the Registration Statement on Form F-2 (Registration No. 333-126909) filed on December 8, 2005. With a courtesy copy of this letter, we are including a copy of Amendment No. 6 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on the date hereof. The Amendment reflects Tower’s responses to the comments contained in your letter of December 13, 2005, as well as updated information. We have also enclosed copies of Amendment No. 6, which have been marked to show changes from Amendment No. 5 to the Registration Statement.

        Our numbered responses correlate to the numbers in your letter dated December 13, 2005, and we have set forth in full the text of the comments included in your letter for convenience purposes. All references in our responses to page numbers are to the pages in the unmarked copies of the documents.

        We note that we have made certain other changes to the Registration Statement, primarily to reflect the elimination of the provisions which were added in Amendment No. 3 and which had provided for the cancellation at the election of the Company of the adjustment of the conversion price called for under the Indenture and the mandatory redemption of the debentures in certain circumstances. These provisions, and the related tax disclosures, have been eliminated and the disclosures have reverted to be substantially as included in Amendment No. 3. The prospectus included in Amendment No. 6 also reflects changes made to fill in the contemplated final conversion price and other offering terms.

        We respond to the Staff’s comments as follows:

Form F-2

Part II

1.	Please provide the information required by Item 701 of Regulation S-K.

We have provided the information required by Item 701 of Regulation S-K in Part II of the Registration Statement.

Exhibit 5.3

2.	We reissue the comment. If you retain the language that the opinion is limited to the Federal income tax laws of the United States “as of the date hereof,” either refile the opinion on the date you intend to go effective, dated as of the effective date, or revise the opinion to state explicitly that counsel has an obligation to update the opinion prior to the effective date of the Registration Statement and will do so upon the occurrence of the events stated in the fourth paragraph.

We have refiled the opinion which has been reissued by tax counsel and is dated the date of this letter. The revised opinion reflects the revised disclosure included in Amendment No. 6. As we state below, we have by separate correspondence asked that effectiveness of the Registration Statement be accelerated to tomorrow, Thursday, December 15, 2005 at 12:00 noon. We respectfully request, if the acceleration order will be issued tomorrow as requested, that no additional opinion dated the effective date be required to be filed in a pre-effective amendment to cover possible changes of law in the few hours between today’s filing and the effectiveness time.

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        If you have any questions, please feel free to call the undersigned at (212) 986-9700 (extension 17).

Sincerely, Sheldon Krause

cc:	Adelaja K. Heyliger, Esq. Mr. Thomas Dyer David Schapiro, Esq.

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